

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 26, 2015

Israel Yaniv
Chief Executive Officer
Alon Blue Square Israel Ltd.
Europark Yakum, France Building
Yakum 6097200, Israel

> **Re:** **Alon Blue Square Israel Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 1-14426**

Dear Mr. Yaniv:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects

Segment Information Analysis, page 94

1. We note you operate your supermarket stores under three main categories one of which is a website Mega@Internet. Please tell us and revise to disclose in future filings whether your comparable store sales increases (decreases) include the effects of your eCommerce sales. Please quantify for us the effect of eCommerce sales on comparable store sales for the periods presented. To the extent that eCommerce sales have a measurable effect on your comparable store sale increases (decreases), please present your comparable store sales metric on both the basis of excluding eCommerce sales and including eCommerce sales for each of the periods presented in future filings, or alternatively, separately quantify the eCommerce activity included in this metric for each period presented.

Report of Independent Registered Public Accounting Firm, page F-4

2. We note the audit report of Diners Club Israel Ltd. (Diners) indicates the financial statements were prepared in accordance with Israeli GAAP while disclosure on page F-56 indicates the financial statements of Diners were prepared in accordance with International Financial Reporting Standards. Please explain the discrepancy and revise as necessary.

Note1- General, page F-14

3. We note Mega Retail and its subsidiaries continue to incur losses and as a result management has developed a plan of action to bring Mega Retail back to a sound operational path. It does not appear a provision for restructuring costs was recognized. Please explain. Reference is made to IAS 37 paragraphs 70 – 83.

Note 2- Summary of Significant Accounting Policies

c. Consolidated Financial Statements, page F-16

4. We note you assessed the nature of your joint arrangements under IFRS 11 and determined them all to be joint ventures accounted for using the equity method except for certain jointly owned properties. Please tell us in sufficient detail how you determined your joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties' rights and obligations arising from the arrangements. In future filings please provide disclosure that allows a reader to understand how you determined your joint arrangements qualified as joint ventures.

x. Revenue recognition, page F-27

5. We note revenue from the provision of the sale of goods on the internet is recognized at the point risks and rewards of the inventory have passed to the customer, which is the point of dispatch rather than upon delivery to and acceptance by the customer. Please explain why this policy is appropriate referencing authoritative literature. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination and whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.

Note 5 – Segment Information, page F-47

6. We note you generate revenues from a wide range of products and services. Please tell us whether the financial information used to produce your financial statements includes

revenues for each group of products and services offered by your reportable segments, and your evaluation of the disclosures required by paragraph 32 of IFRS 8. If you believe your current segment presentation already organizes groups of similar products and services, particularly with regard to the two larger reportable segments, please support your basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Yehuda van der Walde, Chief Financial Officer
    Eli Levinson-Sela, General Counsel
    Perry Wildes, Adv